EXHIBIT 7.1

            [LETTERHEAD OF AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.]

                                  June 3, 1996


Granite Broadcasting Corporation
767 Third Avenue
34th Floor
New York, New York 10017

Ladies and Gentlemen:

     You have requested our opinion, as counsel to Granite Broadcasting Corporation, a Delaware corporation (the "Company"), concerning whether there will be any restriction upon the surplus of the Company available for the payment of dividends by reason of the fact that the liquidation preference of the Company's Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock"), exceeds the par value of such shares and also as to any remedies available to security holders before or after payment of any dividend which reduces surplus to an amount less than the amount of such excess.

     You have provided to us, and we have examined, the following documents:

     (i) The certificate of incorporation of the Company (the "Certificate of Incorporation"); and

     (ii) The by-laws of the Company (the "By-Laws").

     In rendering the opinion set forth below, we have assumed that the Certificate of Incorporation and By-laws provided to us constitute the certificate of incorporation and by-laws of the Company as currently in effect and that the foregoing documents, in the forms submitted to us for our review, have not been altered or amended in any respect material to our opinions as stated herein. We have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing documents and the statements and information set forth therein, which we have assumed to be true, complete and accurate in all material respects.


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Granite Broadcasting Corporation
June 3, 1996
Page 2

     Section 170 of the General Corporation Law of the State of Delaware authorizes a Delaware corporation to pay dividends out of its surplus. Surplus is defined by Section 154 of the General Corporation Law as the amount by which the net assets of a corporation exceed its capital. Both net assets, as defined in Section 154, and capital, as defined in and determined in accordance with Sections 154 and 244 of the General Corporation Law, are determined without reference to the amount of any liquidation preference of any class of the corporation's stock. Accordingly, the authorization in Section 170 of the General Corporation Law for payment of dividends out of surplus is not in any way limited or restricted solely by reason of the fact that a class of stock of a corporation has a liquidation preference in excess of the par value of such stock.

     We are aware of no controlling decision of any Delaware court that addresses the question presented for our consideration, but we believe that a Delaware court would adopt the reasoning set forth herein should the question be litigated. We note in addition that our opinion as stated herein is supported by the discussion of the court in Bailey v. Tubize Rayon Corp., 56 F. Supp. 418, 423 (D. Del. 1944) (applying Delaware law).

     Based upon and subject to the foregoing, and based upon our consideration of such matters of law as we have deemed appropriate, it is our opinion that (i) prior to a dissolution, liquidation or winding-up (a "Liquidation") of the Company, there will be no restriction upon the surplus of the Company available for the payment of dividends on any class of stock of the Company solely by reason of the fact that the liquidation preference of the Preferred Stock exceeds the par value of such shares and (ii) no remedy will be available to holders of the Preferred Stock either before or after payment of any dividend, prior to a Liquidation of the Company, solely by reason of the fact that payment of such dividend would reduce or reduces the surplus of the Company to an amount less than the difference between the liquidation preference of the Preferred Stock and the par value of such shares.

     This firm is a registered limited liability partnership organized under the laws of the State of Texas. The foregoing opinion is limited to matters involving the General Corporation Law of the State of Delaware, and we have not considered and express no opinion on the effect of the laws of any other jurisdiction, including federal laws or the rules and regulations of stock exchanges or of any other regulatory body. In addition, our opinion as stated herein addresses only the questions whether, solely as a matter of law, there exists any restriction upon the surplus available for payment of dividends and whether, solely as


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Granite Broadcasting Corporation
June 3, 1996
Page 3

a matter of law, any remedy would be available to holders of Preferred Stock before or after payment of dividends, solely by reason of the excess of the liquidation preference over the par value of the Preferred Stock, and we render no opinion on the effect of any charter restrictions on payment of dividends on a junior stock prior to payment of all accumulated dividends on or the redemption of a senior stock (such as the Preferred Stock) or the effect of any other charter restrictions regarding payment of dividends or remedies relating thereto.

     We hereby consent to the use and filing of this opinion as Exhibit 7.1 to Amendment No. 1 to the Registration Statement (No. 333-3376) filed by the Company with the Securities and Exchange Commission.

                                   Very truly yours,



                                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.